*FOIA Confidential Treatment Request* Confidential Treatment Requested by AveXis Inc. in connection with Registration Statement on Form S-1 (File No. 333-209019)

February 1, 2016

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:                    Ms. Suzanne Hayes

Ms. Tara Keating Brooks

Ms. Amy Reischauer

Mr. Jacob Luxenburg

Mr. James Rosenberg

RE:                          AveXis, Inc.

Registration Statement on Form S-1

Registration No. 333-209019

Ladies and Gentlemen:

On behalf of AveXis, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 12, 2015 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-209019), originally confidentially submitted to the Commission on October 16, 2015, resubmitted to the Commission on November 25, 2015 and December 17, 2015, and subsequently filed by the Company with the Commission on January 15, 2016 and amended on February 1, 2016 (the “Registration Statement”), we submit this supplemental letter to further address comment 10 of the Comment Letter.

Because of the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP   One Freedom Square   Reston Town Center   11951 Freedom Drive   Reston, VA   20190-5656
t: (703) 456-8000  f: (703) 456-8100  cooley.com

10.                               We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features.  Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company advises the Staff that, on the date of this letter, the Company has filed Pre-effective Amendment No. 1 to the Registration Statement including an estimated price range of $19 to $21 per share (the “Price Range”) for its initial public offering (the “IPO”), which Price Range reflects a 1.38-for-1 forward stock split of the Company’s capital stock that will be effected prior to the effectiveness of the Registration Statement. The share and per-share numbers in this letter are presented on a post-split basis. This Price Range implies a pre-money valuation for the Company on a fully diluted basis of $[***] million to $[***] million.  The Price Range was determined based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from Goldman, Sachs & Co. and Jefferies, LLC, the lead underwriters for the IPO (the “Representatives”), including discussions that took place on January 29, 2016 between senior management and the Board of Directors of the Company and the Representatives. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in an acquisition transaction or a liquidation of its assets in a dissolution scenario.

Based on the per share estimates provided above, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its IPO within the proposed Price Range, or at all, the Company believes that the fair values of the Company’s common stock used in connection with the grant of options over the last 12 months, as described in detail on page 92 of the Registration Statement, is consistent with the Price Range.

As described in the Registration Statement, the Company granted options to purchase 783,300 shares of common stock on June 10, 2015 with an exercise price equal to $15.94 per share. The Company determined the $15.94 per share exercise price to be the fair value of the common stock at the time of the grant based on two separate arm’s length transactions in May and June 2015 in which the Company’s stockholders sold a total of 517,500 shares of common stock to an unaffiliated sophisticated health care investor at $15.94 per share.  In connection with the preparation of its financial statements included in the Registration Statement, the Company obtained a third-party valuation of the Company’s common stock as of June 30, 2015 (the “June 2015 Valuation”) which determined the value of the common stock to be $15.94 per share, placing primary emphasis on the arms-length nature of these secondary transactions.

On August 11, 2015, the Company granted options to purchase a total of 527,821 shares of common stock with an exercise price equal to $18.17 per share.  The exercise price was based, in part, on the results of a third-party valuation of the Company’s common stock as of September 30, 2015 (the “September 2015 Valuation”). Additionally, during the three months ended September 30, 2015, certain stockholders sold a total of 615,589 shares of common stock to other existing stockholders of the Company at $18.48 per share (the “September Secondary Sales”).  The Company gave some weight to the September Secondary Sales given that the number of shares sold was relatively large compared to the size of the option grants.  However, the Company observed that all the buyers were existing investors and/or related parties; therefore the September Secondary Sales may not represent arms-length transactions.

In order to determine the estimated fair value of the common shares in the September 2015 Valuation, the Company determined the aggregate equity value of its business utilizing the $21.01 price per share paid by purchasers of the Company’s primary offering of shares of its Class D preferred stock in September 2015 (the “Class D Financing”).  Given the arm’s length nature and due diligence associated with the Class D Financing, the Company considered this financing round to be a meaningful indicator of total equity value at the time of the financing.  In deriving the value of its common shares, consideration was given to the terms of the Class D Financing, the liquidation preferences contained in each class of our preferred shares, the Company’s capital structure, and the outlook for a liquidity event (form and timing).  The third-party valuation firm utilized the probability-weighted expected return method (PWERM), where the equity value was estimated based on one of two alternative scenarios: (i) an IPO which was assumed to occur in March 2016; and (ii) a dissolution scenario, in which the Company experiences significant setbacks, either clinically or operationally or both, and is forced to liquidate its assets.  The total equity value of the Company in the IPO scenario was implied based on the Class D preferred stock issuance price and treated all securities as having been converted to common stock, with their liquidation preference deducted from the total equity value.  Both scenarios were weighted based on expectations of future liquidity events and were expressed in a single concluded per share value.  A [***]% discount for lack of marketability was applied to reflect the relative increased risk arising from the inability to readily sell the shares of a private company.  After deriving an estimated valuation of $[***] per share using the PWERM methodology (as described in greater detail below), the Company and the third-party valuation firm also considered the $18.48 per share paid in the September Secondary Sales to derive an estimated fair value of its common stock as of September 30, 2015 of $18.17 per share.

Each of the valuations referenced above was prepared in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.  Given the absence of a public trading market for the common stock, the Company’s Board of Directors exercised its reasonable judgment and, in addition to considering the results of the Valuations, considered a number of objective and subjective factors to determine its best estimate of the fair value of the common stock, including the Company’s stage of development, the progress of the Company’s research and development efforts, the price at which the Company’s common stock was sold in recent secondary sales, equity market conditions affecting comparable public companies and the lack of marketability of the common shares.

The Company believes that the primary differences between the per share value determined in the September 2015 Valuation and the estimated Price Range are a result of the following:

1.              The Price Range assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as the dissolution scenario.  In contrast, the IPO scenario in the September 2015 Valuation was weighted at a probability of [***]%, while the probability that the Company would dissolve was weighted at [***]%.  In the September 2015 Valuation, the range of estimated pre-money valuations of the IPO scenario was between $[***] million and $[***] million, with a most likely valuation of $[***] million, which translates to $[***] to $[***] per share, with a most likely valuation of $[***] per share, prior to the application of a time value discount.  The Company notes that $[***] per share in the September 2015 Valuation is greater than the midpoint of the Price Range of $[***] per share.  After applying a time value discount of [***]% per annum, to reflect the risk-adjusted cost of capital in the most likely scenario, for the assumed six-month period between the valuation date and the presumed IPO date, the Company derived an estimated value per liquid share in the IPO scenario of $[***] per share.

2.              In the dissolution scenario, which was weighted at [***]% in the September 2015 Valuation and reflects the significant risks and uncertainties associated with drug development and early stage biotechnology companies, in particular, the Company took into account the significant liquidation preferences attributable to the shares of the Company’s outstanding preferred stock with respect to shares of its common stock that would be triggered upon a dissolution event, as well as the preferences applicable to claims of the Company’s creditors. The Company concluded that, in a dissolution scenario, the proceeds from the liquidation of the Company’s assets would be insufficient to fully satisfy the claims of the Company’s creditors and the aggregate liquidation preference of the Company’s preferred stock, resulting in no proceeds being available for the holders of common stock.  Therefore, the Company estimated that the fair value of its common stock would be $0 per share in the dissolution scenario.

3.              After probability-weighting the IPO and dissolution scenarios, the Company derived an estimated value per liquid share of common stock as of September 30, 2015 of $[***] per share, before applying a discount for lack of marketability.

4.              The Price Range represents a future price for shares of common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of each option grant date represents a contemporaneous estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for stock that is never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.  For instance, in the September 2015 Valuation, the Company applied a discount for lack of marketability of [***]%, which it believes is a customary discount, to the $[***] per liquid share value to arrive at an estimated fair value per illiquid share of common stock of $[***] per share using the PWERM methodology.

5.              The increase in the value of the Company’s common stock subsequent to the valuations described in this letter primarily reflects the effects detailed in points 1-3 above.  However, the Company also notes that it has made significant progress in its business from the time of these valuations through the determination of the Price Range.  These developments include the following:

•                  In July 2015, the Company’s Phase 1 clinical trial was expanded from 9 patients to 15 patients.  Enrollment in the Company’s Phase 1 clinical trial was completed as of December 31, 2015.

•                  Throughout July, August and September 2015, the Company made significant management team hires, including Chief Regulatory and Quality Officer, Chief Financial Officer, Vice President of Business Operations, Senior Vice President of Manufacturing and Supply Chain and Chief Medical Officer.

•                  In September 2015, the Company closed a $65 million Class D financing at $29.00 per share led by high-profile outside investors, including T. Rowe, RA Capital, Janus Global and others.

•                  In November 2015, the Investigational New Drug Application related to AVXS-101 was transferred from Nationwide Children’s Hospital (NCH) to the Company.

•                  The Company has initiated a technology transfer of NCH’s manufacturing process to another third-party manufacturer to ensure that the Company will have sufficient capacity to meet demand for AVXS-101 for its future U.S. SMA Type 1 clinical trials.

•                  The Company has continued to receive positive data from the Phase 1 clinical trial of AVXS-101, including continued event-free survival of all patients in the trial and improvement or stabilization in motor skills of all patients in the trial, as measured by The Children’s Hospital of Philadelphia Infant Test of Neuromuscular Disorders.

In addition, the discount in the estimated fair value of the Company’s common stock as of each option grant date in the last 12 months, as compared to the Price Range, is supported by (i) the inherent uncertainty of completing a successful IPO, (ii) the possibility that the actual IPO price could be substantially lower than the Price Range recommended by the Company’s underwriters, and (iii) the 180-day lock-up agreement to which the shares underlying the stock options will be subject following the IPO.

In summary, the Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants are reasonable and appropriate for the reasons described herein and in the Registration

Statement.  As a result, the Company does not propose to increase the amount of its previously recorded stock-based compensation expense as a result of the estimated Price Range.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter.  The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the stock of the Company following the IPO.  The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format.  Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 1114 Avenue of the Americas, New York, NY 10036.

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (703) 456-8034 or Divakar Gupta at (212) 479-6474.

Very truly yours,

/s/ Darren DeStefano

Darren DeStefano

cc:                                Sean Nolan, AveXis, Inc.

Divakar Gupta, Cooley LLP

Patrick O’Brien, Ropes & Gray LLP